UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Southern Connecticut Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

84264A102

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  June 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84264A102

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 152,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 152,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 152,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 152,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 152,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 152,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN, HC

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Southern Connecticut Bancorp, Inc., a Connecticut bank holding company (“Issuer”). The principal executive offices of Issuer are located at 215 Church Street, New Haven, Connecticut 06510.

Item 2. Identity and Background

(a).	NAME

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”). DCM is the Investment Manager of the Master Fund. Messrs. DellaCamera, Kurtz and Spinnato are the controlling persons of DCM.

The shares of common stock beneficially owned by the Reporting Persons are owned directly by the Master Fund. The Offshore Fund is the controlling shareholder of the Master Fund.

(b).	RESIDENCE OR BUSINESS ADDRESS

The business address of each of DCM and Messrs. DellaCamera, Kurtz and Spinnato is 200 Park Avenue, Suite 3300, New York, New York 10166.

The business address of each of the Master Fund and Offshore Fund is c/o Meridian Corporate Services Limited, 73 Front Street, P.O. Box HM 528, Hamilton HM 12, Bermuda.

(c).          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Each of the Master Fund and Offshore Fund is a private investment fund whose investment objective is to achieve returns for investors through different market cycles while preserving investors’ capital.

The principal business of DCM is providing investment management services.

The principal business of each of DellaCamera, Kurtz and Spinnato is serving as the managing members of DCM.

Information regarding the directors, executive officers and/or control persons of the Master Fund, the Offshore Fund (collectively, the “Instruction C Persons”) is set forth in Appendix III attached hereto.

(d), (e).	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).	CITIZENSHIP

The Master Fund and the Offshore Fund are Cayman Islands exempted companies.

DCM is a Delaware limited liability company.

DellaCamera, Kurtz and Spinnato are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the 152,700 shares of the Common Stock at an aggregate cost of $1,094,052. The funds used to purchase the shares of Common Stock were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase the Issuer’s Common Stock were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business. Depending upon market conditions and other factors that it may deem material, the Master Fund may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

The Reporting Persons are not satisfied with the performance of the Issuer or with the Issuer’s current direction and performance, and reserve the right to discuss and/or meet with management and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities. The Reporting Persons may, among other things, propose a plan for the Issuer to repurchase shares of Common Stock, examine strategic alternatives, including the hiring of an investment advisor to assist with such examination, and may seek to nominate their own slate of directors to be elected at the next annual shareholders meeting of the Issuer.

Item 5. Interest in Securities of the Issuer

(a). The Reporting Persons as a group beneficially own 152,700 shares of Common Stock, representing 5.2% of the outstanding shares of Common Stock.

(b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 152,700 shares of Common Stock held by the Master Fund.

(c). A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

(d). N/A

(e). N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Appendix III: Instruction C Person Information.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 18, 2007

DELLACAMERA CAPITAL MASTER FUND, LTD.

By:	/s/ Andrew Kurtz
Andrew Kurtz
Director

DELLACAMERA CAPITAL FUND, LTD.

By:	/s/ Andrew Kurtz
Andrew Kurtz
Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By:	/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.
Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by DellaCamera Capital Master Fund, Ltd.

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
4/23/2007	1,000	$7.2750	Open Market
4/26/2007	100	$7.2500	Open Market
5/2/2007	500	$7.2500	Open Market
5/3/2007	900	$7.2500	Open Market
5/9/2007	1,000	$7.2500	Open Market
5/11/2007	500	$7.2500	Open Market
5/14/2007	300	$7.2500	Open Market
5/15/2007	3,000	$7.1697	Open Market
5/16/2007	100	$7.2500	Open Market
5/17/2007	1,100	$7.2955	Open Market
5/18/2007	500	$7.2500	Open Market
5/22/2007	200	$7.2000	Open Market
5/23/2007	1,200	$7.0750	Open Market
5/25/2007	2,800	$7.2196	Open Market
5/31/2007	1,800	$7.4583	Open Market
6/4/2007	2,000	$7.3725	Open Market
6/6/2007	1,100	$7.4000	Open Market
6/7/2007	200	$7.3500	Open Market
6/8/2007	2,400	$7.3704	Open Market
6/11/2007	2,700	$7.3819	Open Market
6/13/2007	300	$7.3500	Open Market
6/14/2007	4,000	$7.1583	Open Market
6/15/2007	200	$7.3500	Open Market

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Southern Connecticut Bancorp, Inc. dated as of June 18, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:	June 18, 2007

DELLACAMERA CAPITAL MASTER FUND, LTD.

By:	/s/ Andrew Kurtz
Andrew Kurtz
Director

DELLACAMERA CAPITAL FUND, LTD.

By:	/s/ Andrew Kurtz
Andrew Kurtz
Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By:	/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.
Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

Appendix III

Information Regarding The Instruction C Persons

DellaCamera Capital Master Fund, Ltd. Executive Officers

Name	Title
None

DellaCamera Capital Master Fund, Ltd. Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of DellaCamera Capital Master Fund, Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

Name and Title	Principal Occupation	Address	Citizenship
Andrew Kurtz	Managing Member of DCM	200 Park Avenue, Suite 3300, New York, New York 10166	USA
Thomas H. Davis	Principal of Meridian Group and Chief Executive Officer of Meridian Fund Services Limited*	c/o Meridian Corporate Services Limited, 73 Front Street, P.O. Box HM528, Hamilton HM12, Bermuda
Barbara A. Faiella	Vice President- Corporate & Compliance of Meridian Fund Services and the Meridian Group*	c/o Meridian Corporate Services Limited, 73 Front Street, P.O. Box HM528, Hamilton HM12, Bermuda

* The Meridian Group’s main operating company’s principal business is the provision of administrative services to the hedge fund industry.

DellaCamera Capital Fund, Ltd. Executive Officers

Name	Title
None

DellaCamera Capital Fund, Ltd. Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of DellaCamera Capital Fund, Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

Name and Title	Principal Occupation	Address	Citizenship
Andrew Kurtz	Managing Member of DCM	200 Park Avenue, Suite 3300, New York, New York 10166	USA
Thomas H. Davis	Principal of Meridian Group and Chief Executive Officer of Meridian Fund Services Limited*	c/o Meridian Corporate Services Limited, 73 Front Street, P.O. Box HM528, Hamilton HM12, Bermuda
Barbara A. Faiella	Vice President- Corporate & Compliance of Meridian Fund Services and the Meridian Group*	c/o Meridian Corporate Services Limited, 73 Front Street, P.O. Box HM528, Hamilton HM12, Bermuda

* The Meridian Group’s main operating company’s principal business is the provision of administrative services to the hedge fund industry.